Thomas M. Jones

Attorney at Law

5405 Alton Parkway, Suite 5A-483	Phone: (949) 975-1199
Irvine, CA 92604 Fax:	(949) 559-0250

June 5, 2002

Securities & Exchange Commission	Request for Withdrawal of Amended
Office of Small Business Review	Registration Statement
450 Fifth St., N.W.	Tag AW
Washington, D.C. 20549

Re:     My Personal Salon, Inc.
          Type of Filing: Form AW
          File No. 333-72762

My Personal Salon, Inc., hereby applies for consent to withdraw its Amendment No. 1 to its Registration Statement on file with the Securities and Exchange Commission. Such application is based upon recent discussions with Ms. Grace Lee of your office.

Registrant certifies that there has been no sale of any of the registered securities and none of those securities will be sold until the effective date of the new SB-2 Registration Statement to be filed later this week.

Thank you for your consideration.

Very truly yours,

/s/ Thomas M. Jones

THOMAS M. JONES

TMJ:mk